UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

00430H102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 73,079
	6	SHARED VOTING POWER 5,565,568
	7	SOLE DISPOSITIVE POWER 73,079
	8	SHARED DISPOSITIVE POWER 5,565,568
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,638,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.02%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,119,050
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,119,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,119,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.05%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 676,011
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 676,011
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,011
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.32%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,490,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,490,029
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,490,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.73%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 694,968
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 694,968
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.36%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 63,836
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 63,836
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,836
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON (See Instructions) EP

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 758,804
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 758,804
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,804
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.48%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,703
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,703
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,703
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 3 to Schedule 13G (this “Amendment No. 3”) is being filed with respect to the Common Stock, par value $0.001 (“Common Stock”) of Accelerate Diagnostics, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on March 18, 2013, as previously amended by Amendment No. 1 on February 7, 2014 and by Amendment No. 2 on January 30, 2015 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.                           Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares owned is based upon 51,165,427 shares of the Issuer’s Common Stock issued and outstanding as of December 15, 2015, according to information reported by the Company on December 10, 2015 and December 15, 2015.

The beneficial ownership of the Reporting Persons as of the date of this Amendment No. 3 is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A. Larry N. Feinberg
(a) Amount beneficially owned: 5,638,647
(b) Percent of class: 11.02%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 73,079
(ii) Shared power to vote or direct the vote: 5,565,568
(iii) Sole power to dispose or direct the disposition: 73,079
(iv) Shared power to dispose or direct the disposition: 5,565,568

B. Oracle Partners, L.P.
(a) Amount beneficially owned: 4,119,050
(b) Percent of class: 8.05%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,119,050
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,119,050

C. Oracle Institutional Partners, L.P.
(a) Amount beneficially owned: 676,011
(b) Percent of class: 1.32%
(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 676,011
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 676,011

D. Oracle Associates, LLC
(a) Amount beneficially owned: 5,490,029
(b) Percent of class: 10.73%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,490,029
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,490,029

E. Oracle Ten Fund Master, L.P.
(a) Amount beneficially owned: 694,968
(b) Percent of class: 1.36%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 694,968
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 694,968

F. Oracle Investment Management, Inc. Employees’ Retirement Plan
(a) Amount beneficially owned: 63,836
(b) Percent of class: 0.12%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 63,836
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 63,836

G. Oracle Investment Management, Inc.
(a) Amount beneficially owned: 758,804
(b) Percent of class: 1.48%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 758,804
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 758,804

H. The Feinberg Family Foundation
(a) Amount beneficially owned: 11,703
(b) Percent of class: 0.02%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 11,703
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 11,703

Item 10.                      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 3, 2016

/s/ Larry N. Feinberg Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN
By: /s/ Aileen Wiate Aileen Wiate, Trustee

ORACLE INVESTMENT MANAGEMENT, INC.
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

THE FEINBERG FAMILY FOUNDATION
By: /s/ Larry N. Feinberg Larry N. Feinberg, Trustee